UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
BAUSCH + LOMB CORPORATION
(Exact name of the registrant as specified in its charter)

Canada	001-41380	98-1613662
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
520 Applewood Crescent Vaughan, Ontario, Canada L4K 4B4 (Address of principal executive offices)
Alex Matheson Senior Vice President, Asst. General Counsel (908) 255-2864 (Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
The Bausch + Lomb Corporation Conflict Minerals Report for the calendar year ended December 31, 2025 filed herewith as Exhibit 1.01, is available at www.bausch.com. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.
Item 1.02 Exhibit
The Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 to this Form.
Section 2 — Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 — Exhibits
Item 3.01 Exhibits

Exhibit Number    Description
1.01            Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Bausch + Lomb Corporation (Registrant)

/s/ A. Robert D. Bailey	Date: June 1, 2026
By (Signature and Title)	(Date)
A. Robert D. Bailey Executive Vice President, Chief Legal Officer